Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Range Resources Corporation for the registration of debt securities, guarantees of debt securities, shares of its common stock and preferred stock, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 23, 2009, with respect to the consolidated financial statements of Range Resources Corporation, and the effectiveness of internal control over financial reporting of Range Resources Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
           /s/ Ernst & Young LLP
Fort Worth, Texas
June 18, 2009